September 18, 2024

Christopher Condelles
Chief Financial Officer
FS Credit Real Estate Income Trust, Inc.
201 Rouse Boulevard
Philadelphia, PA 19112

       Re: FS Credit Real Estate Income Trust, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-56163
Dear Christopher Condelles:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
General

1. We note the language in the certifications, filed as Exhibits 31.1 and 31.2, does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a). Specifically, we note the certifications do not include the language in paragraph 4(b) referring to internal control over financial reporting. Please file an amendment to your annual report that includes certifications that conform exactly to the language set forth within the
       Exchange Act Rule 13a-14(a). Please note that your amended annual report must contain full Item 9A disclosures as well as your financial statements. We also refer you to
       Question 246.13 of the Regulation S-K Compliance and Disclosure Interpretations.
       Additionally, please ensure that all certifications are filed as exhibits to the amended annual report and not at the end of the annual report.
 September 18, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction